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                            May 19, 2023

       Wang Huang
       Chief Executive Officer
       Zepp Health Corp
       Huami Global Innovation Center
       Building B2, Zhong   an Chuanggu Technology Park
       No. 900 Wangjiang West Road
       Hefei, 230088
       People   s Republic of China

                                                        Re: Zepp Health Corp
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2022
                                                            Response dated
January 20, 2023
                                                            File No. 001-38369

       Dear Wang Huang:

              We have reviewed your January 20, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       January 6, 2023 letter.

       Form 20-F for the fiscal year ended December 31, 2022

       Risks Related to Our Business, page 19

   1. Please tell us your consideration of including a risk factor to indicate that your investments may be
deemed to be investment securities within the meaning of the
                                                        Investment Company Act
of 1940. Also, clarify the negative impact to your business
                                                        from being deemed an
investment company, including the inability to raise capital through the sale of securities
or to conduct business in the United States. Finally, advise what consideration you gave
to highlighting any potential liability from being considered an investment company
under the Investment Company Act.
 Wang Huang
FirstName
Zepp HealthLastNameWang Huang
            Corp
Comapany
May        NameZepp Health Corp
     19, 2023
May 19,
Page 2 2023 Page 2
FirstName LastName
Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 141

2.       We note your statement that you reviewed public filings and the
Company   s register of
         members in connection with your required submission under paragraph
(a). Please
         supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and
(3).
3. In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For
         instance, please tell us how the board members    current or prior
memberships on, or
         affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.
4.       We note that your disclosures pursuant to Items 16I(b)(2), (b)(3) and
(b)(5) are provided
         for    Zepp Health Corporation or the VIEs.    We also note that your
disclosures on pages 5
         and 89 and the list of principal subsidiaries in Exhibit 8.1 indicate that you have consolidated foreign operating entities in Hong Kong and countries outside China that are not included in your VIEs. Please note that Item 16I(b) requires that you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures.
             With respect to (b)(2), please supplementally clarify the jurisdictions in which your material consolidated foreign operating entities are organized or incorporated and confirm, if true, that you have disclosed the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities. Alternatively, provide this information in your supplemental response.
             With respect to (b)(3) and (b)(5), please provide the information required by (b)(3)
              and (b)(5) for you and all of your consolidated foreign operating entities in your supplemental response.
5. With respect to your disclosure pursuant to Item 16I(b)(5), we note that you have included
         language that such disclosure is    to our knowledge   . Please
supplementally confirm
         without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese
         Communist Party.
       You may contact Morgan Youngwood, Senior Staff Accountant at 202-551-3479 or
Stephen Krikorian, Accounting Branch Chief at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Jimmy McNamara at
202-551-7349 or Jennifer Thompson at 202-551-3737 if you have any questions about comments
 Wang Huang
Zepp Health Corp
May 19, 2023
Page 3

related to your status as a Commission-Identified Issuer during your most recently completed fiscal year.



FirstName LastNameWang Huang                               Sincerely,
Comapany NameZepp Health Corp
                                                           Division of
Corporation Finance
May 19, 2023 Page 3                                        Office of Technology
FirstName LastName